
17017132

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section APR 06 2017 Washington DC

SEC FILE NUMBER
8-065369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

E.K. Riley Investments, LLC 1420 5th Avenue, Suite 3300
(No. and Street)

Seattle (City) WA (State) 98101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Louch 206-832-1521
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800 (Address) Seattle (City) WA (State) 98104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED 2017 APR 11 AM 8:21 SEC / TM

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Aaron Louch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.K. Riley Investments, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public


Notary Public
State of Washington
ERIC LINVILLE
My Appointment Expires Sep 8, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
E. K. Riley Investments, LLC

We have audited the accompanying financial statement of E. K. Riley Investments, LLC, (the "Company") which comprises the statement of financial condition as of December 31, 2016, and the related notes to the financial statement. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E. K. Riley Investments, LLC, as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Moss Adams LLP

Seattle, Washington
February 22, 2017

E. K. RILEY INVESTMENTS, LLC
(A wholly owned subsidiary of E. K. Riley & Company, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
Cash	$ 177,322
Receivable from clearing organization	2,731,881
Notes receivable	160,377
Other receivables	43,553
Securities owned, at fair value	9,857,685
Prepaid expenses	119,750
Deposits with clearing organization and others	104,650
Property and equipment, net	505,976
	$ 13,701,194
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Payable to clearing organization	$ 7,185,055
Securities sold, not yet purchased, at fair value	2,615,680
Accounts payable and accrued liabilities	1,876,149
	11,676,884
COMMITMENTS (Note 5)	
MEMBER'S EQUITY	2,024,310
	$ 13,701,194

See accompanying notes.

Note 1 - Organization and Summary of Significant Accounting Policies

Nature of Business - E. K. Riley Investments, LLC (the Company), a wholly owned subsidiary of E. K. Riley & Company, Inc. (the Parent), is a Washington company and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a full service brokerage firm and registered investment advisor with offices in Washington, Oregon, Idaho, Montana, California, Indiana, Ohio, North Carolina, and South Carolina; however, its customers are throughout the United States. It is exempt from the reserve requirements under Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission (SEC), clearing all transactions with or for customers on a fully disclosed basis with a clearing broker or dealer.

Accounts Receivable - Accounts receivable, including amounts due from the clearing organization and the Company's employees and customers, are stated at the amount that management expects to collect. No allowance is recorded as no material losses are expected.

Notes Receivable - Notes receivable consist of unsecured loans to Company employees. The notes do not earn interest as long as the employee is employed with the Company. In the event an employee becomes no longer employed by the Company, the notes will bear an interest rate consistent with market rates at time of issuance. These notes are repaid over a term of three to six years. Repayment is made with the employees' bonus compensation. As of December 31, 2016, no amounts were past due and no allowance was recorded.

Property and Equipment - Property and equipment are carried at cost. Expenditures for maintenance and repairs are expensed as incurred. Depreciation is computed on a straight-line basis using estimated useful lives of three to five years, and leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease. Upon disposal of property and equipment, the accounts are relieved of related costs and accumulated depreciation and any gain or loss is reflected in operations.

Valuation of Securities Owned and Securities Sold, Not Yet Purchased - In the normal course of business, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded this obligation in the financial statements at the December 31, 2016 market value of the related securities and will incur a trading loss on the securities if the market price increases and a trading gain if the market price decreases subsequent to December 31, 2016. A portion of the Company's cash and investments are held as collateral against these obligations.

The Company records securities owned and securities sold, not yet purchased in accordance with the Fair Value Measurements' topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

In determining fair value, the Company uses various valuation approaches. Generally accepted accounting principles (GAAP) establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Valuations consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 Valuations are based on inputs that are unobservable and significant to the overall fair value measurement.

The fair value of government bonds and municipal bonds are generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include observable inputs such as benchmark curves and trade reports. These securities are generally categorized in Level 2 of the fair value hierarchy.

The fair value of corporate bonds and residential mortgage backed securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds and residential mortgage backed securities are generally categorized in Level 2 of the fair value hierarchy.

Note 1 - Organization and Summary of Significant Accounting Policies (Continued)

Securities Owned - The Company is subject to margin requirements with the clearing organization and securities sold, not yet purchased, and the payable to clearing organization are offset by securities owned.

Fair Value of Financial Instruments - The carrying amounts reflected in the financial statements for cash, receivables, and payables approximate their respective fair values due to the short maturities of these instruments. Changes in the fair value of these securities are reflected currently in the results of operations for the year.

Income Taxes - The Company is organized as an LLC. No provision is made for federal income taxes as the Company's net income is reported on the tax returns of its member. The Company files its own state and local tax returns, provisions for which are included in the operating expenses of the Company.

The Company applies FASB ASC 740-10 relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any uncertain tax positions. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities.

Use of Estimates - In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are issued. The Company has evaluated subsequent events through February 22, 2017, which is the date the financial statements were available to be issued.

Note 2 - Agreement with Clearing Organization

The Company introduces all customer transactions in securities traded on securities markets to First Clearing, LLC (clearing organization) on a fully disclosed basis. The agreement between the Company and its clearing organization provides that the Company is obligated to assume any exposure related to nonperformance by customers or counterparties. The Company indemnifies the clearing organization against specified losses in connection with their acting as an agent of, or providing services to, the Company. The Company monitors clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations to the Company. In the event of nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss.

In addition to the clearing services provided, the clearing organization also lends money to the Company to finance trading accounts. The Company also maintains a cash balance with the clearing organization in order to maintain proper margin on its securities inventory (appropriate equity balances on its inventory account). These balances are classified as a payable to and receivable from clearing organization, respectively.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2016:

Computer software	$ 227,216
Computers and equipment	707,168
Furniture and fixtures	230,918
Leasehold improvements	794,792
	1,960,094
Less accumulated depreciation and amortization	1,454,118
	$ 505,976

Note 4 - Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy. See Note 1 for a discussion of the Company's fair value measurement accounting policies. The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Balance as of December 31, 2016
ASSETS				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ 1,008,511	$ -	$ 1,008,511
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	4,213,979	-	4,213,979
Corporate debt securities	-	1,426,860	-	1,426,860
Debt securities issued by states of the United States and political subdivisions of the states	-	3,208,335	-	3,208,335
Securities owned	$ -	$ 9,857,685	$ -	$ 9,857,685
LIABILITIES				
Debt securities issued by the U.S. Treasury and other U.S. government corporations and agencies	$ -	$ (2,566,371)	$ -	$ (2,566,371)
Residential mortgage-backed securities issued by the U.S. Treasury and agencies	-	(1,086)	-	(1,086)
Corporate debt securities	-	(42,627)	-	(42,627)
Debt securities issued by states of the United States and political subdivisions of the states	-	(5,596)	-	(5,596)
Securities sold, not yet purchased	$ -	$ (2,615,680)	$ -	$ (2,615,680)

Note 5 - Commitments

Operating Leases - The Company leases office space for its corporate headquarters in Seattle under the terms of a non-cancelable operating lease agreement that expires in 2021.

The Company is subleasing fifteen offices from its Seattle headquarters. The contracts are for one year and have renewal options.

Note 5 - Commitments (Continued)

Future minimum payments under these agreements are as follows:

Fiscal Year Ending	Lease Payments	Sublease Income	Net Lease Payment
2017	763,740	$ 232,036	$ 531,704
2018	763,740	-	763,740
2019	763,740	-	763,740
2020	763,740	-	763,740
Thereafter	381,870	-	381,870
	$ 3,436,830	$ 232,036	$ 3,204,794

Brokerage Fees - In accordance with the Clearing Agreement (the Agreement) the Company entered into with First Clearing, LLC, the Company pays brokerage fees based upon the number of trade tickets generated and the type of customer. The Company is required to pay a minimum of $10,000 per month for brokerage fees. Either party may terminate the Agreement upon 30 days' written notice.

Commitments and Contingencies - The Company maintains its cash balance in a financial institution located in Seattle, Washington, which at times may exceed federally insured limits. The Company has not experienced any losses in its account and believes it is not exposed to any significant credit risk.

The Company utilizes a clearing organization in order to process all trading transactions (see Note 2) and regularly has large balances due to or from this organization. For amounts due from the clearing organization, the Company does not request collateral, and therefore, if the counterparty fails to pay the Company could be adversely affected. The Company has not experienced losses from the clearing organization and believes it is not exposed to a significant risk of loss.

From time to time the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

Note 6 - Employee Benefit Plan

Effective January 1, 2003, the Company has a 401(k) Profit Sharing and Trust Plan. Under the plan, employees may elect to defer up to 75% of their salary, subject to limitations under the Internal Revenue Code. The Company may make a 100% vested matching contribution equal to 3% of each eligible employee's gross compensation.

Note 7 - Net Capital Requirement

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as those terms are defined by the rule. The Company's required minimum dollar net capital was $100,000 for the year ended December 31, 2016.

The following table shows information about net capital and aggregate indebtedness as of December 31, 2016:

Net capital	$ 944,550
Excess net capital	$ 819,473
Ratio of aggregate indebtedness to net capital	199%

E.K.RILEY
INVESTMENTS, LLC

April 4, 2017

SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Reschelle M. Samuels:

In follow up to the letter regarding the non-filing of the 2016 Statement of Financial Condition. I sent a Statement of Financial Condition along with the Audited Financials received on February 27th. The Statement of Financial Condition did not have a signed Form X-17A-5. I have enclosed the Statement of Financial Condition with the completed and signed Form X-17A-5.

Please call if you have any questions at 206-832-1521.

Sincerely,



Aaron Louch
CFO/FINOP
SEC File No. 8-65369



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

DIVISION OF
TRADING AND MARKETS

March 29, 2017

E.K. Riley Investments, LLC
1420 5th Avenue
Suite 3300
Seattle, WA 98101

SEC File No. 8-65369

Dear Mr. Louch:

Paragraph (d) of Rule 17a-5 (17 CFR 240.17a-5) requires that every broker or dealer registered pursuant to Section 15 of the Securities and Exchange Act of 1934 (15 U.S.C. 780) must file a certified annual report of financial statements on a fiscal or calendar year basis.

Subparagraph (e) (3) of Rule 17a-5 provides that:

"All statements filed pursuant to paragraph (d) **shall be public, except** that, if the **Statement of Financial Condition** in a format which is consistent with Form X-17A-5, Part II or Part IIA, is **bound separately** from the balance of the annual audited financial statements filed pursuant to subparagraph (d) (1), the balance of the annual audited financial statements **shall be deemed confidential.**" The financial statement received on February 27, 2017 was processed as a confidential document as requested.

Therefore, unless your firm files with the Securities and Exchange Commission ("the Commission"), **within 15 days** of receipt of this letter, a **separately bound Statement of Financial Condition** for **"PUBLIC"** inspection, conforming to the requirements of subparagraph (e)(3) of Rule 17a-5, the **annual audit report marked "CONFIDENTIAL"** ***already received*** by the Commission will be made **public** in accordance with the provisions of this Rule. (The Statement of Financial Condition should be attached to a signed and completed Form X-17A-5, Part III facing page (17 CFR 249.617), and forwarded to the Commission address shown below.)

Please submit your filing to:

Securities Exchange Commission
100 F Street, MS 7010,
Washington, DC 20549.

Sincerely,

Reschelle M. Samuels

Reschelle M. Samuels,
The Division of Trading & Markets